Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02015272

SUPPL

1 February 2002

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Maria Singleterry
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

Enclosure

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Rule 12g3-2(b) File No. 82-5110

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Lattice Group plc

1 February 2002

TRANSCO'S GAS TRANSPORTATION AND GAS METERING CHARGES FROM 1 APRIL 2002

In June 2001 Transco temporarily reduced its transportation charges to offset additional revenue from the National Transmission System auctions for the period April to September 2001 in order to comply with its price control formula for the year to 31 March 2002. To terminate the temporary adjustment and bring its prices into line with its price control formula for the year to 31 March 2003, Transco is increasing average transportation charges by 18 per cent from 1 April 2002. Of this, 17.6 per cent offsets last June's price reduction, with the remainder reflecting the impact of the new price control formula.

From I April 2002 gas metering charges will be reduced by 9 per cent on average to reflect the new metering price control formula.

Media enquiries:	Graham Frankland	0121 623 2053
Investor enquiries:	Gary Rawlinson	0207 389 3218.

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

31 January 2002

SYSTEM OPERATOR INCENTIVES

Lattice Group plc, the parent company of Transco, has today accepted in principle Ofgem's Final Proposals for System Operator Incentives for its National Transmission System. This follows acceptance of the Final Proposals on price controls for the period 2002-07 on 24 October 2001.

Further important discussions are taking place between Transco and Ofgem on the detailed amendments to Transco's Gas Transporter's Licence which are needed to implement the incentive schemes. These licence amendments will also need to be agreed by Transco before the schemes can come operational.

For further information

Investor Relations Tel: 020 7389 3218
Group Media Relations Tel: 020 7389 3211/3213

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Press release

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

RWE Gas

RWE Gas and Lattice Group Launch Gas Logistics Services Joint Venture

- **Formation of independent gas logistics service company in Europe**
- **Provision of services to manage the commercial interface between gas commodity players and network owners**

15 January 2002

Dortmund based RWE Gas AG and London based Lattice Group plc have reached agreement in principle to launch an independent European gas logistics company. RWE Gas has a 60% and Lattice a 40% shareholding in the joint venture, which will have its headquarters in Dortmund. The two companies will make an investment of around £6m (€10m) in the new company, which at launch, planned for March 2002, will employ approximately 20 people.

"In the wake of liberalisation, RWE Gas and Lattice will take advantage of the new opportunities on the European energy markets, " said Dr Manfred Scholle, CEO of RWE Gas. "This new company, as a service provider for both gas traders and gas shippers, will process and carry out gas transportation assignments without discrimination."

Nick Woollacott, Group Managing Director, Lattice Enterprises, added: "The company also sees itself as a service provider to network owners. It will support them in managing third party access to their networks. In this way, the network owners will benefit from Lattice's neutrality and experience of operating in the most liberalised market in Europe combined with the in-depth European knowledge and expertise of RWE Gas."

The range of products offered to gas traders and gas shippers extends from the negotiation stage through to full monitoring of transmission contracts. In the case of network owners, the company will provide a complete service to manage third-party access arrangements (TPA).

Press release - 2

RWE Gas brings together as the lead company all the gas activities of the RWE group, including its substantial gas industry participations at home and abroad. Taking into account all participations, RWE Gas has distributed in 2000 around 280 Bn. kWh of natural gas in Europe, and is the number two in Germany. In the European market, RWE Gas is also active in Poland, Hungary, The Netherlands, and the Czech and Slovak Republics.

Lattice Group is one of three successor companies of what was formerly British Gas plc. The Group's principal subsidiary is Transco plc, the company responsible for the development and operation of the majority of Britain's gas infrastructure. Transco has developed systems to enable the competitive supply of gas to 20m consumers in Great Britain, and the commercial framework for gas trading. The Group specialises in the safe and reliable provision, management and servicing of infrastructure networks. Lattice Enterprises is one of three business sectors within Lattice Group, and comprises a number of competitive services businesses.

For further information:

RWE Gas
Sabine Kleymann, Head of Corporate Communications, RWE Gas
+49 (0) 231 182 1368 / mobile: +49 (0) 173 567 8368
Klaus Schultebraucks, Press Liaison, RWE Gas
+49 (0) 231 182 1480 / mobile: +49 (0) 173 / 567 8480

Lattice Group
Jim Willison, Media Relations, Lattice +44 (0) 207 389 3213 /3212
Gary Rawlinson, Investor Relations, Lattice, +44 (0) 207 389 3218